FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2004

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D-35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes ☐          No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PFEIFFER VACUUM TECHNOLOGY AG

PFEIFFER VACUUM TECHNOLOGY AG

CONSOLIDATED STATEMENT OF INCOME
(in thousands other than per share amounts)
(unaudited)

	Three months ended
	March 31,
	2004	2003
	€	€
Net sales	39,040	35,138
Cost of sales	(21,729)	(20,431)

Gross profit	17,311	14,707
Selling and marketing expenses	(4,779)	(5,544)
General and administrative expenses	(3,806)	(3,344)
Research and development expenses	(2,269)	(2,427)

Operating profit	6,457	3,392
Interest expense	(14)	(110)
Interest income	75	417
Foreign exchange gain	491	495

Income before taxes	7,009	4,194
Income taxes	(2,846)	(1,468)

Net income	4,163	2,726

Net income per ordinary share and ADR (in €):
Basic	0.48	0.31

Diluted	0.48	0.31

See accompanying notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

CONSOLIDATED BALANCE SHEETS
(in thousands, unaudited)

	March 31,	December 31,
	2004	2003
	€	€
ASSETS
Cash and cash equivalents	34,383	29,432
Trade accounts receivable — net	24,128	22,224
Other accounts receivable	1,895	2,125
Inventories — net	22,825	20,360
Prepaid expenses	648	593
Deferred tax assets — net	1,037	1,016
Other current assets	525	920

TOTAL CURRENT ASSETS	85,441	76,670

Property, plant and equipment — net	25,137	25,734
Note receivable	9,000	9,000
Deferred tax assets — net	3,344	3,323
Goodwill	1,037	1,037
Prepaid pension cost	2,819	2,819
Other assets	1,229	1,197

TOTAL LONG-TERM ASSETS	42,566	43,110

TOTAL ASSETS	128,007	119,780

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable	4,535	4,153
Accrued other liabilities	8,586	8,758
Income tax liabilities	7,620	6,643
Customer deposits	1,217	1,051
Other payables	4,030	2,252

TOTAL CURRENT LIABILITIES	25,988	22,857

Convertible bonds	845	845
Accrued pension	1,523	1,041

TOTAL LONG-TERM LIABILITIES	2,368	1,886

SHAREHOLDERS’ EQUITY
Share capital (13,459,350 no par value ordinary shares authorized, 8,790,600 issued and 8,690,524 outstanding at March 31, 2004)	22,504	22,504
Additional paid-in capital	2,821	2,821
Treasury stock, at cost (100,076 ordinary shares)	(2,438)	(2,438)
Retained earnings	77,876	73,713
Accumulated other comprehensive income (loss)	(1,112)	(1,563)

TOTAL SHAREHOLDERS’ EQUITY	99,651	95,037

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	128,007	119,780

See accompanying notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Accumulated Other Comprehensive Income
		Additional		Minimum	Cumulative	Unrealized		Total
	Share	paid-in	Retained	pension	translation	gain/(loss) on	Treasury	shareholders’
	capital	capital	earnings	liability	adjustment	hedges	stock	equity
	(€ in thousands)
Balance at January 1, 2003	22,504	2,821	65,870	(656)	1,560	409	—	92,508
Dividends paid			(4,903)					(4,903)
Acquisition of Treasury stock							(2,438)	(2,438)
Net income			12,746					12,746
Components of other comprehensive income — net of tax of €(305) —				592	(3,609)	141		(2,876)
Total comprehensive income								9,870

Balance at December 31, 2003	22,504	2,821	73,713	(64)	(2,049)	550	(2,438)	95,037
Subtotal accumulated other comprehensive loss						(1,563)

Net income			4,163					4,163
Components of other comprehensive income — net of tax of €(154) —					682	(231)		451
Total comprehensive income								4,614

Balance at March 31, 2004	22,504	2,821	77,876	(64)	(1,367)	319	(2,438)	99,651

Subtotal accumulated other comprehensive loss						(1,112)

See accompanying notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands, unaudited)

	Three months ended
	March 31,
	2004	2003
	€	€
Cash flow from operating activities:
Net income	4,163	2,726
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	871	1,049
Gain on disposal of fixed assets	(30)	(39)
Change in deferred taxes	22	2
Provision for doubtful accounts	382	125
Effects of changes in operating assets and liabilities:
Trade accounts receivable	(2,074)	71
Other accounts receivable	247	19
Inventories	(2,360)	736
Prepaid expenses	(48)	(254)
Other current assets	119	(27)
Other long-term assets	3	(60)
Accrued pension liabilities	462	797
Accounts payable trade	377	802
Income tax liabilities	964	(430)
Accrued other liabilities	(222)	(672)
Customer deposits	164	(879)
Other payables	1,752	1,429

Net cash provided by operating activities	4,792	5,395
Cash flow used in investing activities:
Proceeds from disposal of fixed assets	41	76
Capital expenditures	(285)	(130)

Net cash used in investing activities	(244)	(54)
Cash flow used in financing activities:
Repayment of long-term debt	—	(645)
Repayments of bonds payable	—	(13)

Net cash used in financing activities	—	(658)
Effects of foreign exchange rate changes on cash and cash equivalents	403	(508)

Net decrease in cash and cash equivalents	4,951	4,175
Cash and cash equivalents at beginning of year	29,432	72,264

Cash and cash equivalents at end of period	34,383	76,439

Non-cash transactions:
Repayments of convertible bonds	—	(25)

See notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

March 31, 2004

Basis of Presentation

     The accompanying unaudited consolidated financial statements of Pfeiffer Vacuum Technology AG and its subsidiaries (herein called “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. They do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations have been included. Operating results for the three months ended March, 31 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. All amounts in the accompanying unaudited consolidated financial statements are presented in euros (“€”). For further information, refer to the consolidated financial statements and footnotes thereto included in the Pfeiffer Vacuum Technology AG annual report on Form 20-F for the year ended December 31, 2003.

The presentation of certain prior year information has been reclassified to conform to the current year presentation.

Business Overview

     Pfeiffer Vacuum is a full-line manufacturer in the vacuum technology business offering solutions for a variety of customer applications relating to the generation, control and measurement of vacuum. The products developed and manufactured at the main production facility in Germany include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as customized vacuum systems.

Pfeiffer Vacuum distributes its products through a network of its own sales offices and subsidiaries, as well as independent marketing agents. Moreover, there are also service support centers in most major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.

New U.S. Legislation and Accounting Rules

     As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation — specifically the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (SEC) — also apply to Pfeiffer.

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46R, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R replaces FIN No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The provisions of FIN No. 46R had to be applied to special-purpose entities as of December 31, 2003, and to all other entities as of March 15, 2004. The Company does not hold variable interests in special-purpose entities. The adoption of FIN No. 46R to all other variable interests did not have any impact on the consolidated financial statements of the Company.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Management Board

     Effective March 9, 2004, the Supervisory Board dismissed in its meeting on that date Amandus Waterkamp as Chief Financial Officer. Mr. Waterkamp served as a member of the Management Board from April 1, 2003 through June 30, 2003 and as Chief Financial Officer from July 1, 2003 through March 9, 2004.

Additionally, effective April 1, 2004 the Supervisory Board appointed Manfred Bender as Chief Financial Officer of Pfeiffer Vacuum Technology AG, in accordance with the German Stock Corporation Law (Aktiengesetz) and the Articles of Association of the Company.

Manfred Bender (age 39), who graduated with a degree in business economics (Diplom-Betriebswirt) from Fachhochschule Giessen-Friedberg, joined the Company in 1998. At that time he was responsible for the Finance and Controlling Department. In August 2001, the Management Board granted Mr. Bender a special power of attorney (Prokura), which grants him the authority to contractually bind the Company together with any other member of the Management Board. Since January 2004, Mr. Bender was appointed to General Manager of the German production facility. Prior to 1998, he served as Controller, Internal Auditor and IT-Manager for Schunk GmbH, a multinational industrial group.

Inventories

     Inventories consist of the following:

	March 31,	December 31,
	2004	2003
	(€ in thousands)
Raw materials	7,731	7,648
Work-in-process	10,431	8,848
Finished products	9,564	8,749
Reserves	(4,901)	(4,885)

Total inventories — net	22,825	20,360

Stock-Based Compensation — Convertible Bonds

Accounting for Stock-Based Compensation

     Standards Financial Accounting Statement (SFAS) No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure,” was issued on December 31, 2002. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS No. 123’s fair-value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board (APB) Opinion No. 28, “Interim Financial Reporting.” SFAS No. 148’s amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted. The adoption of SFAS No. 148 did not have an impact on the Company’s financial position or results of operations.

As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, the Company applies the intrinsic value-based method in accordance with APB No. 25 for its stock-based compensation plans. Under APB No. 25 “Accounting for Stock Issued to Employees,” compensation expense is recorded on the measurement date only if the current market price of the underlying stock exceeds the exercise price.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Employee Participation Program, Term: 2000 through 2005

     Within the scope of an employee participation program, in July 2000, the Company issued 4,400 convertible bonds valued at € 0.6 million at an issue price of 100% to members of management and salaried employees of the Company and its subsidiaries in Germany and other countries. The conversion feature entitles the bearer to convert each bond with a par value of € 128 into 50 non-par value shares of the Company, upon payment of a conversion price.

The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to the resolution by the Management Board to issue the convertible bonds. Accordingly, the conversion price for the July 2000 issue was set at € 48.03 per share and includes the bond par value per equivalent share of € 2.56. There were 120,000 option shares, related to convertible bonds for the 2000 issue, outstanding at March 31, 2004. Fair value at the date of grant was € 10.64 per common share option.

Beginning in July 2002, each holder of convertible bonds can convert up to 30% of such bonds to common stock, in July 2003 up to 60% and in July 2004 up to 100%. The final conversion date is December 9, 2005. Conversion is only possible during specific periods of time. The convertible bonds bear interest at 6% p.a. and are redeemable at par on December 10, 2005, unless previously converted. The bonds are to be returned at par upon termination of employment.

Employees were given the opportunity to finance the purchase of the convertible bonds with interest-bearing employee loans. These loans are classified as other long-term assets in the balance sheet and are repayable upon conversion or return.

As of March 31, 2004, employees had returned 2,000 of these convertible bonds having a par value of € 128 per share (in total € 256,000) and correspondingly repaid the related employee loans.

Employee Participation Program, Term: 2002 through 2007

     Within the scope of a further employee participation program, in July 2002, the Company issued 4,600 convertible bonds valued at € 0.6 million at an issue price of 100% to members of management and salaried employees of the Company and its subsidiaries. The conversion feature entitles the bearer to convert each bond with a par value of € 128 into 50 non-par shares of Company stock, upon payment of a conversion price.

The conversion price is based on 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance. The conversion price for the July 2002 issue was set at € 42.86 per share and includes the bond par value per equivalent share of € 2.56. There were 210,000 option shares, related to the convertible bonds for the 2002 issue, outstanding at March 31, 2004. Fair value at the date of grant was € 10.35 per common share option.

Each holder of convertible bonds can convert up to 30% of such bonds to common stock for the first time following the Annual Shareholders’ Meeting in 2004, up to 60% following the Annual Shareholders’ Meeting in 2005 and up to 100% following the Annual Shareholders’ Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

The convertible bonds bear interest at 6% p.a. and are redeemable at par on December 10, 2007, unless previously converted. The bonds are to be returned at par upon termination of employment. Employees were given the opportunity to finance the purchase of the convertible bonds with an interest-bearing employee loan. These loans are classified as other long-term assets in the balance sheet and are repayable upon conversion or return.

As of March 31, 2004, employees had returned 400 of these convertible bonds having a par value of € 128 per share (in total € 51,200) and correspondingly repaid the related employee loans.

Accounting for Stock Based Compensation

A summary of option shares related to the convertible bonds is as follows:

	Number of	Weighted Average
	Shares	Exercise Price
	Outstanding	per Share
		€
Convertible shares outstanding Januar 1, 2003	395,000	45.22
Granted	—	—
Exercised	—	—
Forfeited	(65,000)	47.63

Convertible shares outstanding December 31, 2003	330,000	44.74
Granted	—	—
Exercised	—	—
Forfeited	—	—

Convertible shares outstanding March 31, 2004	330,000	44.74

Shares exercisable at March 31, 2004 totaled 72,000.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2002 and 2000: Risk-free interest rates ranging from 4% to 5%; expected lives ranging from 4.5 to 6 years; expected dividend yield of 1% to 2%; and expected volatility ranging from 30% to 40%.

SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based compensation to employees using the fair value method. For pro forma purposes, using the fair value method the Company’s net income would have been K€ 3,205 and earnings per share would have been € 0.37.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Earnings per Ordinary and Diluted Share and ADR

The following table sets forth the computation of basic and diluted earnings per share and ADR:

	Three months ended
	March 31,
	2004	2003
Numerator:
Net income (in thousands €)	4,163	2,726
Denominator:
Denominator for basic earnings per share — weighted-average shares	8,690,524	8,790,600
Effect of dilutive securities:
Convertible bonds	—	—

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	8,690,524	8,790,600

Basic earnings per share and ADR (€)	0.48	0.31
Diluted earnings per share and ADR (€)	0.48	0.31

Share Ownership

     The following table shows (known to the Company) the number of Ordinary Shares, ADR and Convertible Bonds of the Company as of March 31, 2004 by all members of the Supervisory Board and the Management Board:

	Ordinary		Convertible
Members of the Supervisory Board	Shares	ADRs	Bonds
Dr. Michael Oltmanns	100	0	0
Michael J. Anderson	0	0	0
Prof. Dr. Klaus Jürgen Kügler	0	0	0
Götz Timmerbeil	0	0	0
Edgar Keller	0	0	0
Günter Schneider	80	0	0

	Ordinary		Convertible
Members of the Management Board	Shares	ADRs	Bonds
Wolfgang Dondorf	56,000	200	0
Manfred Bender	400	0	750

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Employees

     As of March 31, 2004 the Company employed 754 people, of which 570 are in Germany and 184 in other countries.

Headcount

	March 31,
	2004	2003	2004	2003
	Germany		Other Countries
Production	300	305	57	57
Research and Development	97	99	—	3
Selling and Marketing	105	120	93	101
Administration	68	78	34	34

Total	570	602	184	195

The Company’s manpower dropped in 2004 by 5.4% primarily due to turnover; for example, termination of temporary personnel contracts, and individual retirements or terminations for which new staff was not hired.

Pension Plans

     Most employees of the Company are entitled to receive pension benefits from Pfeiffer Vacuum, which are covered by defined benefit plans.

In November 2003, the Company established for the German Pension Plans the Pfeiffer Vacuum Trust e.V. (“the Trust”), a registered association. It is an independent, bankruptcy-protected, separate legal entity whose sole purpose is to act in a fiduciary capacity as trustee for the assets held. In connection with the formation of the trust, the Company in December 2003 made a cash contribution of K€ 35,955. The trust has invested this cash in a mutual fund managed by an unrelated third party that pursues a target allocation of 30% in equities and 70% in fixed-income securities and cash.

Effective January 1, 2004 the Company adopted SFAS No. 132 “Employers’ Disclosures about Pension and Other Postretirement Benefits.” This standard requires the disclosure of the components of net periodic benefit cost recognized during interim periods.

Pension expense for all plans included the following components:

	Three months ended
	March 31,
	2004	2003
	(€ in thousands)
Service cost	220	242
Interest cost	516	541
Expected return on assets	(501)	(18)
Amortization of:
Unrecognized net actuarial (gains) losses	4	12
Unrecognized prior service cost	19	19

Net pension cost	258	796

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Warranty

     Warranty accruals are established in the period the related revenue is recognized. The estimate is based on managements’ estimate and historical experience by specific product type.

Warranty provisions consist of the following:

	March 31,
	2004	2003
	(€ in thousands)
Balance at beginning of period	3,625	3,774
Warranties issued during the period	386	216
Utilization of accruals	(59)	(107)
Releases	—	—
Foreign exchange translation adjustment	27	(30)

Balance at end of period	3,979	3,853

Segment Information

     The Company evaluates the success and performance of its subsidiaries on the basis of their income before income tax. The accounting principles used in regional reporting are identical to those described in the Basis of Presentation.

The Company’s business activities include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management. Consequently, segment reporting is country-based.

Information concerning the Company’s geographic locations is summarized as follows:

	Three months ended
	March 31,
	2004	2003
	(€ in thousands)
Net Sales
Germany
Unaffiliated	18,031	15,934
Intercompany	12,704	11,207

	30,735	27,141
Europe excluding Germany.	11,344	11,365
United States	7,875	7,416
Rest of World	1,938	831

	51,892	46,753
Intercompany eliminations	(12,852)	(11,615)

Total	39,040	35,138

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

	Three months ended
	March 31,
	2004	2003
	(€ in thousands)
Operating Profit
Germany	4,721	2,114
Europe excluding Germany	799	669
United States	573	548
Rest of World	267	199

	6,360	3,530
Intercompany eliminations	97	(138)

Total	6,457	3,392

Income Tax Expense

     Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax.

The Company’s effective tax rate was 40.6% for the first quarter of 2004 and 35.0% for the first quarter of 2003. The increase is primarily due to a change in German tax legislation relating to tax credits on distributed earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003
(Percentages calculated based on amounts in thousands €)

Net Sales

The following table summarizes the Company’s net sales by geographical area:

	Three months ended
	March 31, 2004		March 31, 2003
	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	12,141	31.1	9,274	26.4
Europe excluding Germany	11,790	30.2	12,596	35.8
United States	7,825	20.0	7,384	21.0
Rest of World	7,284	18.7	5,884	16.8

Total	39,040	100.0	35,138	100.0

     Total net sales increased significantly by € 3.9 million, or 11.1%, from € 35.1 million in the first quarter of 2003 to € 39.0 million in 2004. The major part of the sales increase amounting to approximately € 2.9 million was recorded in Germany, partly offset by a decrease in Europe (excluding Germany) of € 0.8 million. The Company’s net sales revenue in the U.S. increased in U.S. dollar by 24.1%. But due to the weakness of the U.S. dollar against the euro, the U.S. sales were adversely impacted by the effect of exchange rate differences (amounting to € 1.3 million) and the sales increased in euros only by € 0.4 million. In the Rest of World, Pfeiffer Vacuum was able to obtain a sales increase by € 1.4 million in the first three months ended March 31, 2004 compared to the first three months of 2003.

Turbo pump sales increased by € 3.9 million or 32.3% from € 11.9 million in the first quarter of 2003 to € 15.8 million in the current year. Sales in vacuum instruments and components increased by € 1.8 million, partly offset by lower sales in systems (€ 1.5 million). Revenue in service declined by € 0.6 million and may indicate a minor rally of investment climate and an upswing in demand of the Company’s products.

Order intake and Order backlog

     Orders received amounted to € 41.3 million in the three months ended March 31, 2004 and increased by € 7.0 million (20.4%) from € 34.3 million in the three months ended March 31, 2003. Orders in Turbo pumps increased by € 1.7 million, orders in systems by € 2.8 million and orders in vacuum components and instruments by € 2.5 million.

Order backlog jumped by € 9.3 million or 46.0% from € 20.2 million in the first quarter 2003 to € 29.5 million in 2004. The Company sees the increase in order intake and order backlog as an indication for a moderate anticipated economic upswing.

Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should generally not be construed to represent future levels of sales and orders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Gross Profit

     Gross profit increased by € 2.6 million or 17.7% from € 14.7 million in the three month period ended March 31, 2003 to € 17.3 million in the comparable period in 2004. The Company’s gross margin increased from 41.9% in 2003 to 44.3% in 2004 resulting primarily from enhanced plant utilization. Because of the flexible working hours model (installed in September 2003 and discontinued in April 2004) in the German main factory, the Company was able to increase the working time without additional labor cost.

Furthermore, exchange rate differences between the strong euro and the weak U.S. dollar negatively influenced the gross profit by approximately € 1.0 million.

Selling and Marketing Expenses

     Selling and marketing expenses decreased from € 5.5 million in the first quarter 2003 to € 4.8 million in the first quarter 2004. As a percentage of sales, selling and marketing expenses decreased from 15.8% to 12.2%. The manpower of the sales and marketing force dropped by 10.4% and led to this decrease in selling and marketing expenses.

General and Administrative Expenses

     General and administrative expenses amounted to € 3.8 million in the three months ended March 31, 2004 and increased by € 0.5 million from € 3.3 million in the prior year’s period. As a percentage of sales, general and administrative expenses increased from 9.5% in 2003 to 9.8% in 2004.

Research and Development

     Research and development expenses decreased slightly from € 2.4 million in the first quarter of 2003 to € 2.3 million in the first three months of 2004. As a result of the higher net sales revenue in 2004, the percentage of sales was 6.9% in 2003 and 5.8% in 2004. Nevertheless, the Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and entering new markets. Pfeiffer Vacuum expects research and development expenses in future will approximate to the current level. The Company expenses all research and development costs as they are incurred.

Operating Profit

     Operating profit increased from € 3.4 million in the three months ended March 31, 2003 to € 6.5 million in the three months ended March 31, 2004. As a percentage of sales the operating profit increased significantly from 9.6% to 16.5%.

The Company implemented a variety of cost reduction measures. The workforce was lowered from 797 to 754 in a social compatible manner by not renewing temporary employment contracts and not re-staffing the jobs of retiring employees. The Company continues to streamline its worldwide organization with an emphasis on controlling costs and keeping its ability to leverage its relatively small headquarters staff.

Foreign exchange gain

     The Foreign exchange gain in both, the first quarter of 2004 and the first quarter of 2003 accounted for approximately € 0.5 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Income Tax Expense

     The effective tax rate for the three month period ended March 31, 2004 was 40.6% compared to 35.0% in the respective period of 2003.

The increase is primarily due to a change in German tax legislation relating to tax credits on distributed earnings.

Net income

     Net income increased by € 1.4 million or 52.7% from € 2.7 million in the first quarter 2003 to € 4.2 million in the first quarter 2004, due to the factors discussed above.

Net income per Ordinary Share and ADR was € 0.48 (basic) and € 0.48 (diluted) in the three months ended March 31, 2004 compared to € 0.31 (basic) as well as € 0.31 (diluted) in the three months ended March 31, 2003.

Liquidity and Capital Resources

     The Company’s business continues to generate sufficient cash to fund its operations, including its working capital and capital expenditure requirements. In the three month period ended March 31, 2004, net cash provided by operating activities totaled € 4.8 million as compared to € 5.4 million for the same period in the prior year.

The decrease in net cash provided by operating activities is primarily a result of the enhanced net income, offset by an increase of the trade accounts receivable and inventories due to the significantly higher net sales revenue.

The Company’s use of cash in investing activities amounted to € 0.2 million in the first quarter of 2004 and € 0.1 million in the first quarter of 2003.

The investments have been financed by the Company’s cash reserves.

The Company had no long-term debt at March 31, 2004, except for convertible bonds related to employee participation programs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 30, 2004

PFEIFFER VACUUM TECHNOLOGY AG
By:	/s/ Wolfgang Dondorf
Wolfgang Dondorf
Chief Executive Officer

By:	/s/ Manfred Bender
Manfred Bender
Chief Financial Officer